                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. __)/1/


                                  Aksys, Ltd.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                         (Title of Class of Securities)

                                  010196-10-3
                                  -----------
                                (CUSIP Number)




                               Page 1 of 6 Pages




--------------------
  /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                    -------------------
CUSIP No. 010196-10-3                13G                   Page 2 of 6 Pages
-----------------------                                    -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rodney S. Kenley
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            668,861

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          95,500 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             668,861

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          95,500 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      764,361 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:
               --------------

               Aksys, Ltd. (the "Company").

Item 1(b)      Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               Two Marriott Drive
               Lincolnshire, Illinois 60069

Item 2(a)      Names of Persons Filing:
               -----------------------

               Rodney S. Kenley

Item 2(b)      Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------

               The principal business address of the Reporting Person is Two Marriott Drive, Lincolnshire, Illinois 60069.

Item 2(c)      Citizenship:
               -----------

               United States

Item 2(d)      Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.01 per share.

Item 2(e)      CUSIP No.:
               ---------

               010196-10-3

Item 3         If this statement is filed pursuant to Rules 13d-1(b), or 13d-
               --------------------------------------------------------------
               2(b), check whether the person filing is a:
               -------------------------------------------

               This statement is filed pursuant to Rule 13d-1(c). As such, the listed alternatives are not applicable.

Item 4         Ownership:
               ---------

          (a)  Amount Beneficially Owned:

               Rodney S. Kenley was the record owner of 569,070 shares of common stock of the Company as of December 31, 1996 and was deemed on such date to be the beneficial owner of an additional 99,791 shares which were issuable pursuant to certain options exercisable within sixty days of December 31, 1996. Mr. Kenley may also be deemed to have been the beneficial owner of an additional 95,500 shares of common stock which were held in trust for his children. Such shares collectively comprised 5.54% of the total common stock outstanding on December 31, 1996. Mr. Kenley disclaims beneficial ownership of the 95,500 shares held in trusts for his children.

          (b)  Percent of Class:

               5.54%

          (c)  Number of Shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    668,861

              (ii)  Shared power to vote or to direct the vote:

                    95,500

             (iii)  Sole power to dispose or to direct the disposition of:

                    668,861

              (iv)  Shared power to dispose or to direct the disposition of:

                    95,500

Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               Not applicable

Item 6         Ownership of More Than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

               Not applicable

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not applicable

Item 8         Identification and Classification of Members of the Group:
               ---------------------------------------------------------

               Not applicable

Item 9         Notice of Dissolution of Group:
               ------------------------------

               Not applicable

Item 10        Certification:
               -------------

               Not applicable

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997



                                       By:    /s/ Rodney S. Kenley
                                          --------------------------------
                                       Print Name:  Rodney S. Kenley